Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Three months ended March 31, 2013	Year ended December 31, 2012
Pretax income from operations:
Net income	$11.9	$221.0
Add income tax expense (benefit)	22.7	(65.3)
Pretax income from operations	34.6	155.7
Add fixed charges:
Interest expense on corporate debt	15.1	66.2
Interest expense on investment borrowings and borrowings related to variable interest entities	12.2	48.4
Interest added to policyholder account balances	63.1	260.5
Portion of rental (a)	3.2	14.6
Fixed charges	93.6	389.7
Adjusted earnings	$128.2	$545.4
Ratio of earnings to fixed charges	1.37X	1.40X
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(a)	Interest portion of rental is estimated to be 33 percent.